Exhibit 99.57

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and twelve months ended September 30, 2025 and 2024

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the three and twelve months ended September 30, 2025, with comparative information for the three and twelve months ended September 30, 2024. This MD&A is dated November 12, 2025 and takes into account information available up to and including that date.

The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and twelve months ended September 30, 2025 and the annual consolidated financial statements for the year ended September 30, 2024, which are available on the Company’s website at www.highlandersilver.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

All dollar amounts reported herein are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements in herein include, but are not limited to: statements regarding the Company’s exploration and development plans and goals at San Luis, including specific phases, plans, timing, costs, results thereof, and other disclosure set out under “Exploration Plans” herein; the Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs; the Company’s aim of employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs; specific timing and costs of the Company’s proposed exploration program, including timing and cost of implementing Phase 2 as recommended in the Technical Report; intended use of proceeds from the offerings; the Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing; and that the Company’s planning and budgeting will ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accidents; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; adverse claims made by local communities; changes in commodity prices; unanticipated exploration and development challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; anticipated costs and expenditures; the Company’s ability to advance exploration efforts at San Luis and La Estrella; and the results of such exploration efforts. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward- looking statements. If we update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to other forward-looking statements. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

DESCRIPTION OF BUSINESS

Highlander is primarily focused on advancing the bonanza grade San Luis gold-silver project located adjacent to the past-producing Pierina mine in Central Peru (the “San Luis Project”). San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and Inferred Mineral Resources of 8 koz Au at 4.9 g/t Au and 336 koz Ag at 202 g/t Ag.

Highlander is listed on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “HSLV”.

HIGHLIGHTS AND ACTIVITIES

The following activities and developments were achieved during the quarter:

On July 29, 2025, Highlander reported assay results from the first seven holes drilled to test a conceptual open pit target along a ridgeline where the Bonita vein system is exposed 10 km to the south of the Ayelen underground deposit at its San Luis Project. The first seven holes follow up on and step out from two historical holes (BOD-001 and BOD-002), with every new hole returning high-grade gold-silver mineralization over a broad width from near surface.

Highlights include:

●	BOD-007, which returned 20.0m of 3.78 g/t Au and 12.31 g/t Ag from 4.0m downhole;

●	BOD-008, which returned 23.1m of 4.92 g/t Au and 16.56 g/t Ag from 4.7m downhole; and

●	BOD-009, which returned 47.8m of 1.87 g/t Au and 13.49 g/t Ag from surface.

On September 16, 2025, Highlander reported assay results from the second series of holes designed to test the expanding Bonita vein system, which include some of the highest gold grades encountered to date. The Company also announced that a magnetic survey undertaken with two quadcopter drones has been completed, covering approximately 5,000 hectares in the Bonita area. The goal of the survey is to map structural features under cover to the west and in rugged topography to the east.

Highlights include:

●	BOD-013, which was drilled from a step-out platform to the southeast of prior drilling and returned 24.8m of 7.43 g/t Au and 16.45 g/t Ag from 28.7m downhole;

●	BOD-010, which returned 40.4m of 3.42 g/t Au and 16.93 g/t Ag from surface to the southeast of prior drilling from a platform at the edge of soils that may cover the extent of the vein system to the west;

●	BOD-014 was drilled from a step-out platform to the southeast of BOD-010 and returned 19.1m of 3.50 g/t Au and 11.57 g/t Ag from 37.7m downhole; and

●	BOD-015, the southeasternmost hole drilled to date, returned 23.7m of 3.31 g/t Au and 9.60 g/t Ag from 34.3m downhole, with the zone remaining open in this direction.

On September 29, 2025, Highlander announced that it closed its bought deal public offering, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $3.75 per common share for aggregate gross proceeds of $86,250,000 (the “Public Offering”).

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

Subsequent events

On October 6, 2025, Highlander reported assay results from the third series of holes into the expanding Bonita vein system which includes the discovery of a new zone called Kusy that has returned the highest grades of gold and silver reported to date. The Kusy discovery is the result of the first drilling on the eastern flank of the Bonita vein system exposure and consists of breccias and fine quartz vein fragments similar to the mineralization encountered in drilling on the western exposure. The Company also reported that results are being processed from a magnetic geophysical survey undertaken by dual quadcopters aimed at mapping the full extent of the Bonita vein system under cover to the west and in rugged topography to the east and northeast.

Highlights include:

●	BOD-021, targeting the central portion of Kusy approximately 150m to the northeast of previously reported drilling, returned 23.6m of 15.56 g/t Au and 74.49 g/t Ag from 8.8m downhole;

●	BOD-019, tested the Kusy zone from a platform to the northwest of BOD-021, and returned 7.4m of 8.10 g/t Au and 6.55 g/t Ag from 48.4m downhole;

●	BOD-018 was drilled into the western exposure from a step-out platform to the southeast of previously reported BOD-015 (23.7m of 3.31 g/t Au and 9.60 g/t Ag) and returned 10.1m of 3.81 g/t Au and 7.72 g/t Ag from 32.3m downhole.

On October 17, 2025, Highlander announced that further to the Public Offering which closed on September 29, 2025, the underwriters exercised their over-allotment option (the “Over-Allotment Option”) in full, to purchase an additional 2,330,000 common shares at a price of $3.75 per common share. Upon closing of the Over-Allotment Option, the Company received additional gross proceeds of $8,737,500, resulting in total gross proceeds from the Offering of $94,987,500.

MINERAL PROPERTIES AND OUTLOOK

San Luis

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. SSR Mining Inc. (“SSR Mining”) and Esperanza Resources Corp. (“Esperanza”) jointly established Reliant Ventures S.A.C. to develop the project. In 2011, SSR Mining acquired Esperanza’s interest in the San Luis Project, consolidating full ownership of the project under SSR Mining.

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining, pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

San Luis currently hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and Inferred Mineral Resources of 8 koz Au at 4.9 g/t Au and 336 koz Ag at 202 g/t Ag.

The mineral resource estimate is hosted within the Ayelen vein system and is open in multiple directions. Furthermore, there are multiple targets for growth on the property given limited and focused historical drilling, and undrilled targets supported by highly anomalous (> 4 g/t Au) trenching and rock samples. The extensive land holding totaling more than 23,000 hectares has yet to be systematically explored with many structures that have not yet been sampled and extensions of vein trends under cover that have not been tested providing further exploration potential. Given this, Highlander plans to implement a comprehensive program of geological mapping, sampling, and geophysical surveys to develop a technical assessment of the discovery potential before more focused exploration on the highest priority targets.

The Company acquired the San Luis Project for upfront cash consideration of US$5,000,000 and an additional US$37,500,000 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	US$1,250,000 after the commencement of an initial drilling program (this has been paid to-date);

(b)	US$1,250,000 after the first anniversary of the commencement of an initial drilling program;

(c)	US$5,000,000 after the completion of a feasibility study;

(d)	US$10,000,000 after the beginning of commercial production;

(e)	US$10,000,000 after the first anniversary of commercial production; and

(f)	US$10,000,000 after the second anniversary of commercial production.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter return royalty (“NSR”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of this royalty for US$15,000,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

In addition to the 4% NSR granted to SSR Mining, the San Luis Project is also subject to a 1% NSR on 24 claims payable to Esperanza and a 1% NSR on 2 claims to Metalla Royalty & Streaming Ltd.

Exploration Plans

The Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs. The goal is to surface the resource potential of the project through exploration and undertake environmental studies to support future technical studies, permitting and evaluations of economic potential for development.

Since the acquisition of the San Luis Project in May 2024, the Company has performed field reconnaissance of the project with mapping in an area north of the Ayelen vein system that has identified new veins and continues to undertake a review of prior exploration plans and targets, particularly at the Bonita vein system, based on new integration and analysis of existing data, drill core review and field work validation.

Bonita is an epithermal gold-silver vein system hosted by a package of volcanic rocks situated 10 km south and 700 m lower in elevation than Ayelen. It is exposed in outcrop over an area of 800m by 200m and remains open in all directions.

On March 14, 2025, the Company released an updated technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng. (the “Technical Report”).

On May 12, 2025, Highlander announced the commencement of infrastructure programs with the participation of its community partners to support start of exploration programs at the San Luis Project.

The Technical Report recommends a two-phase exploration plan. The Company previously initiated Phase 1 of the exploration program with detailed mapping and systematic channel sampling of the known mineralized structures at the Bonita vein system. On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high-grade mineralization in outcrop at the Bonita vein system using one drill rig. The Company then proceeded to map these areas with a drone-based geophysical survey, a technological breakthrough in high elevation settings. In addition, the Company has carried out prospecting, mapping and sampling at the adjacent areas to identify and follow up on additional veins, with the objective of defining further targets for drilling. As at September 30, 2025, the Company spent approximately $2.4 million through Phase 1, which is now complete.

The Company is incorporating the results of its Phase 1 exploration activities including the assay results of the drilling to-date, processing and analyzing the drone-based geophysical survey to identify permissive structural features across more than 5,000 hectares, and integrating the latest drilling and channel sample results collected in the Bonita area to design the optimal drilling campaign for the Phase 2 exploration activities. In addition, the Company is developing a 3D geological model to define the shape and orientation of the targeted structures and detailed controls on mineralization for target refinement.

Community Relations

The property occupies community land and developing and growing social license is a priority for Highlander. The Company is actively engaged with the communities in the direct area of influence of the San Luis Project with the aim of employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs. The Company has an established presence on the property and community agreement to support its current exploration activities. Major road rehabilitation work has been completed at site and discussions are ongoing regarding further infrastructure projects.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

La Estrella

The La Estrella Project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953.

In 2023, the Company developed 3D geological models of the (Ag-Au ±Pb ±Zn ±Cu) mineralization using the available drilling information and interpreted geological controls. Potential extensions to the mineralized envelopes have been used to outline a near-surface exploration target of 15 to 35 Mt averaging between 50 and 60 g/t Ag, and 0.4 to 0.6 g/t Au, containing some 25 to 60 Moz Ag and 0.2 to 0.7 Moz Au.

The potential quantity and grade of the exploration target was determined based on 3D geological models of the Ag-Au mineralization using the available drilling information and interpreted geological controls. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

During this quarter, a new 3D geological model was developed using historical data to better understand the controls on mineralization and the directions of better grade continuity. Furthermore, the Company has continued its community engagement by meeting with local authorities and collaborating on social programs.

Alta Victoria

Following a strategic review of the Company’s mineral project portfolio, and the need to focus resources on projects that have the highest probability of creating shareholder value, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche

Following a strategic review of the Company’s portfolio, and the decision to focus resources on the highest quality projects, the Company announced the termination of its option to acquire a 100% interest in the Politunche project on July 13, 2023, effective immediately.

Exploration Expenses (Restated)

As disclosed in Note 4 of the Company’s condensed consolidated interim financial statements for the three and twelve months ended September 30, 2025, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until the date the technical feasibility and commercial viability of extracting mineral resource are demonstrable for a project, and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining the necessary permits and licenses to develop the mineral property.

The following tables summarize exploration expenses by activity and project.

For the three months ended September 30, 2025

	San Luis	La Estrella	Total
Assay and analysis	$209,108	$–	$209,108
Community relations	91,392	3,003	94,395
Depreciation	14,455	302	14,757
Drilling and drilling related costs	275,906	–	275,906
Environmental, regulatory and permitting	34,203	–	34,203
Geological and geophysical investigations	609	–	609
Reclamation provision	38,611	–	38,611
Salaries, contractors and project administration	1,234,239	78,512	1,312,751
Site preparation, camp and field expenses	900,383	5,821	906,204
Studies	9,809	–	9,809
	$2,808,715	$87,638	$2,896,353

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

For the twelve months ended September 30, 2025

	San Luis	La Estrella	Total
Assay and analysis	$311,871	$–	$311,871
Community relations	146,994	14,321	161,315
Concession fees	2,041,585	12,131	2,053,716
Depreciation	26,996	1,187	28,183
Drilling and drilling related costs	468,478	–	468,478
Environmental, regulatory and permitting	52,579	–	52,579
Geological and geophysical investigations	36,740	–	36,740
Reclamation provision	79,450	–	79,450
Salaries, contractors and project administration	2,596,054	213,183	2,809,237
Site preparation, camp and field expenses	1,477,425	30,476	1,507,901
Studies	17,082	–	17,082
	$7,255,254	$271,298	$7,526,552

For the three months ended September 30, 2024

	Alta Victoria (Restated)	Politunche (Restated)	San Luis (Restated)	La Estrella (Restated)	Total (Restated)
Depreciation	$–	$–	$26,759	$–	$26,759
Geological and geophysical investigations	22,706	–	13,225	18,090	54,021
Salaries, contractors and project administration	1,470	4	347,121	117,285	465,880
Site preparation, camp and field expenses	490	–	39,703	3,388	43,581
	$24,666	$4	$426,808	$138,763	$590,241

For the twelve months ended September 30, 2024

	Alta Victoria (Restated)	Politunche (Restated)	San Luis (Restated)	La Estrella (Restated)	Total (Restated)
Depreciation	$–	$–	$26,759	$2,849	$29,608
Geological and geophysical investigations	30,383	–	137,884	154,110	322,377
Salaries, contractors and project administration	151,218	2,278	429,145	411,680	994,321
Site preparation, camp and field expenses	19,993	–	39,703	26,593	86,289
	$201,594	$2,278	$633,491	$595,232	$1,432,595

The increase in exploration expenses to $2,896,353 and $7,526,552 for the three and twelve months ended September 30, 2025, respectively, from $590,241 and $1,432,595 for the three and twelve months ended September 30, 2024, respectively, was primarily driven by the increase of exploration activities, including drilling, at the San Luis Project that the Company acquired in May 2024. This increase was offset by reduced exploration activities at Alta Victoria, Politunche and La Estrella as the Company concentrated its efforts on advancing the San Luis Project.

Concession fees were higher for the twelve months ended September 30, 2025, compared to the same period in 2024, mainly due to the catch-up payment of concession fees for the San Luis Project in June 2025.

Drilling and drilling related costs were higher for the three and twelve months ended September 30, 2025, compared to the same periods in 2024, mainly due to the drilling program at the Bonita vein system, where the Company reported strong assay results confirming high-grade gold-silver mineralization and the extension of the vein system through step-out drilling.

Salaries, contractors and project administration were higher for the three and twelve months ended September 30, 2025, compared to the same periods in 2024, mainly related to the addition of personnel and contractors to support the operating activities and the drilling program at the San Luis Project.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The increase in site preparation, camp, and field expenses aligns with the ramp-up in exploration activities at the San Luis Project, driven by higher costs related to road maintenance, site travel, and the procurement of supplies and materials.

The decrease in geological and geophysical investigation expenses for the three and twelve months ended September 30, 2025, is primarily due to timing of incurring these expenses, which are expected in the next six months.

LOSS FROM OPERATIONS

	Three months ended September 30,		Twelve months ended September 30,
	2025	2024 (Restated)	2025	2024 (Restated)

Exploration expenses	$2,896,353	$590,241	$7,526,552	$1,432,595
General and administrative expenses	1,506,153	508,597	5,608,667	1,685,611
Loss from operations	4,402,506	1,098,838	13,135,219	3,118,206

Gain on disposal of equipment	–	(20)	(137,294)	(11,847)
Finance cost	5,447	8,237	237,243	8,237
Interest and other income	(174,238)	(57,131)	(509,733)	(152,663)
Foreign exchange loss	46,352	–	181,486	–
Write-off of mineral property interests	–	62	–	36,722
Write-off of receivables	–	86,540	182,052	86,540
Net loss	$4,280,067	$1,136,526	$13,088,973	$3,085,195

Three Months Ended September 30, 2025, Compared to Three Months Ended September 30, 2024

The Company incurred loss from operations of $4,402,506 for the three months ended September 30, 2025 (September 30, 2024 – $1,098,838). The increase is due to the following factors:

●	An increase in exploration expenses of $2,896,353 for the three months ended September 30, 2025 (September 30, 2024 – $590,241) from the increase in exploration activities at the San Luis Project, which was acquired by the Company in May 2024. During the three months ended September 30, 2025, the Company incurred higher exploration costs, including assay and analysis, drilling and drilling related costs, salaries, contractor and project administration costs and site preparation, camp and field expenses in order to support the ongoing operations at the San Luis Project.

●	General and administrative (“G&A”) expenses increased to $1,506,153 for the three months ended September 30, 2025, compared to $508,597 for the same period in 2024. The net increase was primarily driven by the following:

–	Marketing and travel expenses: Increased to $112,521 (September 30, 2024 – $nil) due to additional travel required to support operational activities at the San Luis Project and increased investor relations activities to enhance the Company’s market presence.

–	Office and other expenses: Increased to $142,721 (September 30, 2024 – $16,226), mainly reflecting higher office rent attributed to the expansion of the corporate team following the San Luis Project acquisition in May 2024.

–	Salaries and benefits: Increased to $579,211 (September 30, 2024 – $137,594), reflecting the expansion of the corporate team following the acquisition of the San Luis Project in May 2024.

–	Share-based compensation: Increased to $482,489 (September 30, 2024 – $31,621) due to new stock options granted during 2025.

–	Professional fees: Decreased to $182,910 (September 30, 2024 – $307,237), mainly due to higher property investigation expenses incurred in the prior period compared to the current period, as well as professional service fees paid to key management personnel in the prior period.

●	Interest and other income increased to $174,238 for the three months ended September 30, 2025, compared to $57,131 for the same period in 2024. The increase was primarily due to higher interest income earned from increased cash balances.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

Twelve Months Ended September 30, 2025, Compared to Twelve Months Ended September 30, 2024

The Company incurred loss from operations of $13,135,219 for the twelve months ended September 30, 2025 (September 30, 2024 – $3,118,206). The increase is due to the following factors:

●	Exploration expenses rose to $7,526,552 for the twelve months ended September 30, 2025 (September 30, 2024 – $1,432,595), primarily driven by an increase in exploration activities at the San Luis Project, which was acquired by the Company in May 2024. During this period, the Company undertook initial fieldwork, including geological mapping, sampling, and site preparation. Additionally, the Company made a catch-up payment of concession fees and incurred costs related to camp and field operations, salaries, contractor services, and project administration. The increase was further amplified by the Company’s drilling campaign which commenced in June 2025 at its San Luis Project, focusing on the Bonita vein system.

●	G&A expenses increased to $5,608,667 for the twelve months ending September 30, 2025, compared to $1,685,611 in the same period in 2024. The net increase was primarily driven by the following:

–	Marketing and travel expenses: Increased to $264,409 (September 30, 2024 – $9,177) due to additional travel required to support operational activities at the San Luis Project and increased investor relations activities to enhance the Company’s market presence.

–	Office and other expenses: Increased to $552,380 (September 30, 2024 – $82,792), mainly reflecting higher office rent attributed to the expansion of the corporate team following the San Luis Project acquisition in May 2024.

–	Salaries and benefits: Increased to $1,777,039 (September 30, 2024 – $137,594), reflecting the expansion of the corporate team following the acquisition of the San Luis Project in May 2024.

–	Share-based compensation: Increased to $2,062,683 (September 30, 2024 – $630,626) due to new stock options granted during 2025.

–	Filing and regulatory fees: Increased to $305,019 (September 30, 2024 – $51,230) due to the Company’s listing on the TSX.

–	Professional fees: Decreased to $647,137 (September 30, 2024 – $774,192), mainly due to higher property investigation expenses incurred in the prior period compared to the current period, as well as professional service fees paid to key management personnel in the prior period.

●	Interest and other income increased to $509,733 for the twelve months ended September, 2025, compared to $152,663 for the same period in 2024. The increase was primarily due to higher interest income earned from increased cash balances.

●	The gain on disposal of equipment of $137,294 for the twelve months ended September 30, 2025, was attributed from the sale of a vehicle and various equipment items, which were no longer in use. These assets had a net book value of zero at the time of sale.

●	Finance costs increased to $237,243 for the twelve months ended September 30, 2025 (September 30, 2024 – $8,237). The increase was primarily driven by expenses associated with the filing of a base shelf prospectus and at-the-market financing program in April 2025.

●	The write-off of receivables of $182,052 for the twelve months ended September 30, 2025 (September 30, 2024 – $86,540) was primarily due to the write-off of $172,994 in a receivable from SUNAT (the tax authority in Peru), related to penalties and interest paid in 2019 by a predecessor entity of the San Luis Project following an audit of its 2015 income tax return. The Company initially recognized a receivable in respect of this amount, based on its assessment that it was recoverable through successful legal challenge. The Company subsequently filed a claim challenging the assessment, which was denied by SUNAT and upheld by the Peruvian Tax Court on appeal. In February 2024, the Company initiated further legal proceedings with the Superior Court of Justice of Lima, seeking to annul the Tax Court’s decision. During the three months ended March 31, 2025, the Company reassessed the recoverability of the receivable. Although legal proceedings to annul the Peruvian Tax Court’s decision denying the claim remain ongoing, the Company concluded that, due to the uncertainty and expected duration of the process, recovery was no longer probable in the near term. As a result, the full amount was written off during the period.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

SUMMARY OF QUARTERLY RESULTS

The Company’s quarterly financial statements are reported under IFRS as issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q4	2025 Q3	2025 Q2	2025 Q1 (Restated)
Loss from operations	$(4,402,506)	$(5,189,474)	$(2,010,730)	$(1,532,509)
Net loss	(4,280,067)	(4,962,735)	(2,207,136)	(1,639,035)
Total comprehensive loss	(3,875,153)	(5,179,602)	(1,979,702)	(1,116,109)
Net loss per share – basic and diluted	$(0.04)	$(0.05)	$(0.03)	$(0.02)

	2024 Q4 (Restated)	2024 Q3 (Restated)	2024 Q2 (Restated)	2024 Q1 (Restated)
Loss from operations	$(1,098,838)	$(410,142)	$(1,065,815)	$(543,411)
Net loss	(1,136,526)	(358,608)	(1,001,067)	(588,994)
Total comprehensive loss	(548,771)	(1,216,549)	(1,101,449)	(587,258)
Net loss per share – basic and diluted	$(0.01)	$(0.00)	$(0.02)	$(0.01)

The successive increase in loss from operations from the third quarter of 2024 to the third quarter of 2025 is mainly related to the increased exploration and operating activities at the San Luis Project following its acquisition by the Company in May 2024. This included costs related to concession fees, drilling and drilling related cots, salaries, contractor fees, and project administration and site preparation, as well as camp and field operations. The commencement of the drilling program at the Bonita vein system further contributed to the increase. G&A expenses also increased in Q3 of 2025 primarily due to higher marketing and travel expenses supporting San Luis project and increased investor relations activities to enhance the Company’s market presence, higher office expenses reflecting higher office rent, increased salary costs from expanding the corporate team after acquiring the San Luis Project, and higher share-based compensation from new stock option grants in 2025. The decrease in loss from operations in the fourth quarter of 2025 from the previous quarter is mainly due to timing of incurring certain exploration expenses to align with operational planning.

The increase in net loss in the fourth quarter of 2024 from the preceding reflects additional impairment losses recognized on the Alta Victoria and Politunche properties.

The increase in loss from operations and net loss in the second quarter of 2024 is mainly related to an increase in stock-based compensation due to the granting of new options to consultants in March 2024.

The change in total comprehensive loss is related to the foreign currency translation for the respective periods.

LIQUIDITY AND CAPITAL RESOURCES

	September 30, 2025	September 30, 2024
Cash and cash equivalents	$102,425,229	$2,500,894
Receivables	93,968	275,000
Prepaids and other	220,672	25,536
Value-added tax receivable	185,609	15,357
Accounts payable and accrued liabilities	1,826,740	372,481
Consideration payable	1,740,125	1,687,375
Total current assets	102,925,478	2,816,787
Total current liabilities	$3,566,865	$2,059,856

On March 11, 2025, the Company closed a bought deal private placement (the “Private Placement”), pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company incurred total share issuance costs of $2,163,272 for net proceeds of $30,036,728.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

On September 29, 2025, the Company closed its Public Offering, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $3.75 per common share for aggregate gross proceeds of $86,250,000. The Company incurred total share issuance costs of $4,715,510, of which $282,857 was included in accounts payable and accrued liabilities as of September 30, 2025, for net proceeds of $81,534,490.

In connection with the Public Offering, the Company granted the underwriters the Over-allotment Option, to purchase up to an additional 2,330,000 common shares, at a price of $3.75 per common share, for 30 days from the closing date of the offering. Subsequent to the reporting date, the Over-allotment Option was exercised in full, providing gross proceeds of $8,737,500 and incurring a total of $437,749 in share issuance costs for net proceeds of $8,299,751.

Cash used in operating activities during the three and twelve months ended September 30, 2025, was $3,745,085 and $10,540,333, respectively (September 30, 2024 – $1,116,271 and $2,452,457, respectively). The increased use of cash is primarily attributable to the increase of the Company’s operating activities, offset by the the timing of payments affecting changes in non-cash working capital item such as receivables and accounts payable and accrued liabilities.

Cash generated during the three and twelve months ended September 30, 2025, from financing activities, was $81,833,802 and $111,837,513, respectively (September 30, 2024 – $nil and $12,192,130, respectively). The increase in cash flow during the three months ended September 30, 2025, is primarily due to the bought deal public offering that took place in September 2025. The increase in cash flow during the twelve months ended September 30, 2025 is primarily attributable to the proceeds from the bought deal financings that took place in March and in September 2025 for a total gross proceeds of $118,450,000 (September 30, 2024 – $12,231,400) and the exercise of warrants and options of $196,805 (September 30, 2024 – $3,750), offset by the share issue cost paid of $6,595,925 (September 30, 2024 – $43,020) and finance costs paid of $213,367 (September 30, 2024 – $nil).

Cash generated during the three months ended September 30, 2025, and cash used during twelve months ended September 30, 2025, from investing activities, was $99,279 and $1,313,256, respectively (cash used during three and twelve months ended September 30, 2024 – $340,063 and $7,099,649, respectively). The increase in cash generated during the three months ended September 30, 2025, is primarily attributable to higher interest income earned on increased cash balances during the period. The decrease in cash used during the twelve months ended September 30, 2025, is primarily attributable to the acquisition of the San Luis Project in the prior period of May 2024, offset by the payment made to SSR Mining related to the achievement of the first milestone for the commencement of an initial drilling program in June 2025.

.
FINANCING USE OF PROCEEDS

Net proceeds from the Private Placement of $30,036,728 has been and will continue to be deployed to fund the advancement of exploration activities at the Company’s San Luis Project as well as for working capital and general corporate purposes, consistent with the disclosed use of proceeds at the time of the Private Placement.

The Company’s proposed use of net proceeds disclosed at the time of the Public Offering (including proceeds raised on exercise of the Over-allotment Option) is as set out in the table below. The Company has not yet used any funds raised in the Public Offering.

Use of Net Proceeds	Amount
Exploration, prospecting and project studies	$30,000,000
Environmental, regulatory and permitting	4,000,000
Property maintenance, concession fees and community relations and development programs	8,000,000
Infrastructure and road development	3,000,000
Property investigation and acquisitions	25,000,000
General corporate and working capital	19,838,125
TOTAL	$89,838,125

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

COMMITMENTS AND CONTINGENCIES

At September 30, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$1,826,740	$–	$1,826,740
Consideration payable	1,740,125	–	1,740,125
Office rent obligations	446,000	293,200	739,200
	$4,012,865	$293,200	$4,306,065

SHARE CAPITAL INFORMATION

As at November 12, 2025, the Company had the following securities issued and outstanding:

●	130,910,687 common shares

●	7,095,000 shares issuable pursuant to exercise of stock options

●	29,240,298 shares issuable pursuant to exercise of warrants

As at November 12, 2025, no common shares were issued under the Company’s at-the-market program announced on April 10, 2025.

PROPOSED TRANSACTIONS

There are no undisclosed proposed transactions as of the date of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, and Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and twelve months ended September 30, 2025 and 2024 is comprised of the following:

	Three months ended September 30,		Twelve months ended September 30,
	2025	2024	2025	2024
Share-based compensation	$368,370	$8,287	$1,703,527	$567,552
Salaries and benefits	321,081	–	1,035,161	–
Professional fees	–	184,117	156,605	573,620
	$689,451	$192,404	$2,895,293	$1,141,172

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the period:

a)	Stephen Brohman was the Company’s CFO until January 2, 2025. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provided the Company with accounting and tax services.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

b)	David Fincham was appointed as the Company’s CEO effective October 2022 to October 2024.

c)	Dr. Leandro Echavarria was the Company’s VP of Exploration until January 7, 2025. He has significant influence of LE Geological Services USA. that provided geological services to the Company.

As of September 30, 2025, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of September 30, 2024, accounts payable and accrued liabilities included $45,468 due to key management personnel referred to above.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2025, was approximately $738,100 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid since the date the Company entered into the arrangement in October 2024.

The Company was charged for the following with respect to these arrangements in the three and twelve months ended September 30, 2025 and 2024:

	Three months ended September 30,		Twelve months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$582,571	$–	$1,888,845	$–
Office and other	134,262	–	486,661	–
Filing and regulatory fees	158	–	297	–
Marketing and travel	4,526	–	17,935	–
	$721,517	$–	$2,393,738	$–

At September 30, 2025, amounts in receivables include $29,954 due from a related party (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

MATERIAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended September 30, 2024.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after October 1, 2024, with earlier application permitted.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The Company has reviewed these updates and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued a narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is currently assessing the impact of the new standard.

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee. However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

CHANGE IN YEAR END

On October 31, 2025, the Company filed a Notice of Change of Year End to change its financial year-end from September 30 to December 31. The Company is changing its financial year-end to align its financial year-end and reporting periods with those of the Company’s subsidiaries. The Company elected to have a transition year of a fifteen-month period from October 1, 2024 to December 31, 2025, and has, accordingly, prepared the condensed consolidated interim financial statements for the three and twelve months ended September 30, 2025 and 2024.

VOLUNTARY CHANGE IN ACCOUNTING POLICY

During the previous quarter ended March 31, 2025, the Company reviewed its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management has voluntarily elected to change the accounting policy effective January 1, 2025, in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy has been made with respect to and in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis. Please refer to Note 4 of the Company’s condensed consolidated interim financial statements for the three and twelve months ended September 30, 2025, for full disclosure of the quantified effect of this change in accounting policy.

Under the new accounting policy, the Company capitalizes direct costs of acquiring resource property interests. Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred are expensed as incurred up to the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

The financial results disclosed in this MD&A from prior periods that have been affected as a result of the change in accounting policy will be indicated as such with “Restated.”

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $103,014,239 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations in market rates do not have a significant impact on the Company’s operations. For the three and twelve months ended September 30, 2025, and 2024, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company and its subsidiaries is the Canadian dollar and the Peruvian soles respectively, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at September 30, 2025, cash and cash equivalents of $234,984 (September 30, 2024 – $304,052), reclamation deposit of $60,630 (September 30, 2024 – $59,052), receivables of $588 (September 30, 2024 – $19,312), consideration payable of $1,740,125 (September 30, 2024 – $3,374,750), and accounts payable and accrued liabilities of $729,015 (September 30, 2024 – $167,283) are denominated in the US dollar. For the twelve months ended September 30, 2025, if the US dollar to Canadian dollar and Peruvian soles currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $217,366 (twelve months ended September 30, 2024 – $315,967).

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	September 30, 2025	September 30, 2024 (Restated)
Equity attributable to shareholders of the Company	$111,259,460	$9,579,320
Less: Cash and cash equivalents	(102,425,229)	(2,500,894)
	$8,834,231	$7,078,426

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and twelve months ended September 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The Company did not have any externally imposed restrictions as at September 30, 2025. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project.

RISKS AND UNCERTAINTIES

The Company is exposed in varying degrees to a variety of financial instrument related risks as discussed in the Company’s 2024 annual MD&A dated January 28, 2025 which is available on SEDAR+ at www.sedarplus.ca.

Highlander’s business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Highlander, its business and prospects, and could cause actual events to differ materially from forward looking statements related to Highlander.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and the CFO have designed or caused to be designed under their supervision internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended September 30, 2025, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and the CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended September 30, 2025.

QUALIFIED PERSON

Except as otherwise disclosed, the scientific and technical information in this document related to San Luis is derived from the technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person (“QP”), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng., who is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Remaining scientific and technical information in this document related to San Luis was based upon the Company’s news releases dated July 29, 2025 and October 6, 2025, which disclosure was approved by Dr. Sergio Gelcich, a QP under NI 43-101 and Vice President, Exploration of the Company. The scientific and technical information in this report related to La Estrella was based upon the Company’s news releases dated July 11, 2023, and July 17, 2023, which disclosure was approved by Graeme Lyall, a QP under NI 43-101, who was, at the time of such news releases, a Director of the Company.